SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the period ended on March 31, 2005 filed with the Bolsa de Comercio de Buenos Aires.

By letter dated May 11, 2005, the Company reported its Financial Statements for the nine month period ended on March 31, 2005 and 2004:

	03/31/05	03/31/04
Ordinary Period Result (nine month period): profit	21,240,626	4,784,368
Extraordinary Period Result (nine month period): profit - lose	—	—
Period Profit	21,240,626	4,784,368

• Net Assets Composition:
Authorized capital	78,042,363	72,756,813
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and on shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Legal reserve	8,992,468	8,050,591
Retained earnings	80,579,445	64,123,187
Total Net Assets	778,992,799	756,309,114

We inform that at the moment of the end of the Financial Statements period the authorized capital of the Company is $78,042,363.- Its share composition is divided in 780,423,632 of non endorsable registered common stock of face value $0,10 each, and with right to 1 vote each, according to the following detail:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	47,359,271	60.7%
❖ Parque Arauco S.A	23,111,695	29.6%
❖ Other Shares	7,571,397	9.7%

If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 215,961,711, all those non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	139,939,781	64.8%
❖ Parque Arauco S.A	68,244,779	31.6%
❖ Other Shares	7,777,151	3.6%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: May 16, 2005